Exhibit 99.1

Rhofade® Product of Allergan plc

Special Purpose Statement of Assets Acquired and Liabilities Assumed as of December 31, 2017

and Special Purpose Statement of Revenues and Direct Expenses for

the year ended December 31, 2017

Rhofade® Product of Allergan plc

Report of Independent Auditors

To the Management of Allergan plc

We have audited the accompanying special purpose financial statements of the Rhofade® Product of Allergan plc, which comprise the special purpose statement of assets acquired and liabilities assumed as of December 31, 2017, and the related special purpose statement of revenues and direct expenses for the year then ended.

Management’s Responsibility for the Special Purpose Financial Statements

Management is responsible for the preparation and fair presentation of the special purpose financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of special purpose financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the special purpose financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the special purpose financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the special purpose financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the special purpose financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the Rhofade® Product of Allergan plc as of December 31, 2017 and the results of its revenues and direct expenses for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying special purpose financial statements were prepared in connection with Allergan plc’s divestiture of the Rhofade® Product and, as described in Note 1, were prepared in accordance with an SEC waiver received by the buyer, for the purpose of the buyer complying with Rule 3‑05 of the Securities and Exchange Commission’s Regulation S-X. These special purpose financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Rhofade® Product of Allergan plc. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

December 21, 2018

Rhofade® Product of Allergan plc

Special Purpose Statement of Assets Acquired and Liabilities Assumed as of December 31, 2017

($ in thousands)	December 31, 2017
Assets acquired:
Inventories	$574
Samples	2,433
Intangible assets	407,369
Total assets acquired	410,376
Contingent consideration obligations	11,800
Total liabilities assumed	11,800
Net assets acquired	$398,576

The accompanying notes are an integral part of these special purpose financial statements.

Rhofade® Product of Allergan plc

Special Purpose Statement of Revenues and Direct Expenses for the year ended December 31, 2017

($ in thousands)	Year ended December 31, 2017
Net revenues	$12,317
Direct expenses:
Cost of sales (excludes amortization and contingent consideration)	1,692
Contingent consideration accretion and fair value adjustments	(61,100)
Research and development (excludes contingent consideration)	3,977
Selling and marketing	45,692
General and administrative	437
Amortization	26,801
Total direct expenses	17,499
Revenues less direct expenses	$(5,182)

The accompanying notes are an integral part of these special purpose financial statements.

NOTES TO THE SPECIAL PURPOSE FINANCIAL STATEMENTS

NOTE 1 — Basis of Presentation

Background

Allergan plc (“Allergan” or the “Company”), including its subsidiaries, is a global pharmaceutical company focused on developing, manufacturing and commercializing branded pharmaceutical (“brand”, “branded” or “specialty brand”), device, biologic, surgical and regenerative medicine products for patients around the world. Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women’s health, urology and anti-infective therapeutic categories.

On October 15, 2018, Aclaris Therapeutics, Inc. (“Aclaris”) and Allergan Sales, LLC entered into an Asset Purchase Agreement (the “Aclaris Agreement”) whereby Aclaris agreed to purchase the Company’s rights to Rhofade® (the “Product”). Pursuant to the Aclaris Agreement, Aclaris acquired from the Company certain existing assets and assumed liabilities and rights related to the development, manufacture, import, export, commercialization, distribution, marketing, use, storage, transport, promotion, disposition or sales of the Product. On November 30, 2018, Aclaris and Allergan Sales, LLC completed this transaction.

Basis of Presentation

The accompanying Special Purpose Financial Statements (the “Financial Statements”) are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), and have been prepared for inclusion in Aclaris’ filing with the Securities and Exchange Commission (“SEC”) under Rule 3.05 of Regulation S-X. It is impracticable to prepare complete financial statements related to the Rhofade® product line as the product line was not a separate legal entity of Allergan and was never operated as a stand-alone business, division or subsidiary. Aclaris received a waiver from the SEC to present a Statement of Revenues and Direct Expenses and a Statement of Assets Acquired and Liabilities Assumed for the purpose of complying with Rule 3.05. These Financial Statements are not intended to be a complete presentation of financial position, results of operations, or cash flows of the Product in conformity with GAAP.

The Financial Statements have been derived from the accounting records of Allergan using historical results of operations and financial position and only present assets acquired and liabilities assumed and the associated revenues and direct expenses, including certain allocated expenses, of the Product. The net assets acquired include inventory, samples, intangible assets and contingent liabilities specifically identified in the Aclaris Agreement.

Allergan plc supported the Product through November 30, 2018. From November 30, 2018 through twelve months after the issuance of these financial statements, Aclaris will support the Product on a going concern basis.

The Financial Statements are not necessarily indicative of the results of operations that would have occurred or may occur in the future if the Product had been an independent company.

Allocations

These Financial Statements include revenues generated by the Product, less expenses directly attributable to the Product, and certain allocations of direct operating costs incurred by Allergan relating to the Product. Direct expenses attributable to the Product include cost of sales, contingent consideration accretion and fair value adjustments, research and development (“R&D”), amortization and select selling and marketing expenses.

Shared selling and marketing expenses were attributed to the Product utilizing an allocation methodology based on a percentage of sales, percentage of allocated headcount, percentage of marketing efforts for promoted products or percentage of allocated selling efforts from the Company’s incentive compensation program. General and administrative expenses were attributed to the Product utilizing an allocation methodology based on a percentage of sales for costs applicable to the Product. Allocations of Allergan corporate overhead not directly related to the operations of the Product, as well as allocations of interest or income taxes, have been excluded from these Financial Statements. The Financial Statements have been prepared utilizing consistent methodologies for all periods reported.

NOTE 2 — Summary of Significant Accounting Policies

Use of Estimates

Management is required to make certain estimates and assumptions in order to prepare financial statements in conformity with GAAP. Such estimates and assumptions affect the reported financial statements. The Company’s most significant estimates relate to the determination of SRAs (defined below), the valuation of inventory balances, the determination of useful lives for intangible assets and measurement of assets acquired and liabilities assumed in business combinations at fair value. The estimation process requires assumptions about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from those estimates.

Product Rights and Other Definite Lived Intangible Assets

Our product rights and other definite lived intangible assets are stated at cost, less accumulated amortization, and are amortized using the economic benefit model or the straight-line method over their estimated useful lives. We determine amortization periods for product rights and other definite lived intangible assets based on our assessment of various factors impacting estimated useful lives and cash flows. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangibles useful life and an acceleration of related amortization expense, which could cause our net results to decline.

Product rights and other definite lived intangible assets are evaluated at the Product level to determine if the held-for-sale criteria are met in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment (“ASC 360”). If the held-for-sale criteria are met, then the Product would evaluate the asset for impairment under the held-for-sale model. If the held-for-sale criteria are not met at Product level, the product rights and other definite lived intangible assets should be evaluated to determine if any impairment indicators exists under the held-and-used model in accordance with ASC 360. It was determined that the held-for-sale criteria was not met at the Product level and therefore, we accounted for product rights and other definite lived intangible assets under the held-and-used model.

Under the held-and-used model, product rights and other definite lived intangible assets are tested periodically for impairment when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows. In the event the carrying value of the asset exceeds the undiscounted future cash flows, the carrying value is considered not recoverable and an impairment exists. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using discounted future cash flows. The computed impairment loss is recognized in net (loss) / income in the period that the impairment occurs. Assets which are not impaired may require an adjustment to the remaining useful lives for which to amortize the asset. Our projections of discounted cash flows use a discount rate determined by our management to be commensurate with the risk inherent in the business model. Our estimates of future cash flows attributable to our other definite lived intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of the other definite lived intangible assets which could trigger impairment.

Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work in process. Inventory represents Food and Drug Administration (“FDA”) approved product. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process or finished goods not meeting product specifications, product obsolescence, or application of the lower of cost (first-in, first-out method) or market (net realizable value) concepts. The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. Assumptions utilized in our quantification of inventory reserves include, but are not limited to, estimates of future product demand, consideration of current and future market conditions, product net selling price, anticipated product launch dates, potential product obsolescence and other events relating to special circumstances surrounding certain products. No material adjustments have been required to our inventory reserve estimates for the periods presented. Adverse changes in assumptions utilized in our inventory reserve calculations could result in an increase to our inventory valuation reserves and higher cost of sales.

Samples

Samples consist of product samples used in selling and marketing efforts and are recorded at cost as a separate line item on the statement of assets acquired and liabilities assumed.

Contingent Consideration

Contingent consideration is recorded at the acquisition date estimated fair value of the contingent payments. The fair value of the contingent consideration is remeasured at each reporting period with any adjustments in fair value included in our statements of operations. We determine the fair value of contingent consideration obligations based on a probability-weighted income approach derived from revenue estimates, post-tax gross profit levels and a probability assessment with respect to the likelihood of achieving contingent obligations including contingent payments such as milestone obligations, royalty obligations and contract earn-out criteria, where applicable. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined using the fair value concepts defined in Topic ASC 820 (as defined below). The resultant probability-weighted cash flows are discounted using an appropriate effective annual interest rate. At each reporting date, the contingent consideration obligation will be revalued to estimated fair value and changes in fair value will be reflected as income or expense in our statement of operations. Changes in the fair value of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of future revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various contingent payment obligations. Changes in assumptions utilized in our contingent consideration fair value estimates could result in an increase or decrease in our contingent consideration obligation and a corresponding charge or reduction to operating results.

Revenue Recognition

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee-for-service arrangements with certain distributors, which we refer to in the aggregate as “SRA” allowances.

Provisions for SRAs

As is customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the product revenues. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms. The Company uses a variety of methods to assess the adequacy of the SRA reserves to ensure that our financial statements are fairly stated.

Chargebacks — A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at certain contract prices. The Company validates the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Company’s chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates — Rebates include volume related incentives to direct and indirect customers, third-party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Company. Volume rebates are generally offered to customers as an incentive to use the Company’s products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third-party rebates is estimated based on our customers’ contracted rebate programs and the Company’s historical experience of rebates paid. Any significant changes to our customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms and government regulations. We monitor legislative changes to determine what impact such legislation may have on our provision.

Cash Discounts — Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings and historical customer payment experience. The Company’s experience of payment history is fairly consistent and most customer payments qualify for the cash discount.

Coupons — Coupons allow the end user patients a discount per prescription and are accrued based on historical experience, contract terms and the volume of product and coupons in the distribution channel.

Returns and Other Allowances — The Company’s provision for returns and other allowances include returns and promotional allowances.

Consistent with industry practice, the Company maintains a returns policy that allows customers to return product for a credit. In accordance with the Company’s policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. As the product is a recently launched product with limited returns history, the Company’s estimate of the provision for returns is based on the historical return experience of other similar products. Additionally, we consider other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

The following table summarizes the charges recognized for SRA provisions ($ in thousands):

	Chargebacks	Rebates	Coupons	Returns and Other Allowances	Cash Discounts	Total
Year Ended December 31, 2017	$34	$3,546	$12,174	$1,798	$610	$18,162

R&D Activities

R&D activities are expensed as incurred and consist of self-funded R&D costs, the costs associated with work performed under regulatory fees, and acquisition and license related milestone payments, if any.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014‑09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”, and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company will adopt Topic 606 as of January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of that date. The Company has assessed our revenue recognition practices with respect to the agreements for which the Company currently recognizes revenues and has concluded that there is no material impact from the new revenue recognition standard.

Under Topic 606, the Company will apply the practical expedient to recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs will be included in selling, general, and administrative expenses which are consistent with current accounting prior to the adoption of Topic 606. The Company will also elect to use the practical expedient to not adjust the promised amount of consideration for the effects of the time value of money for contracts in which the anticipated period between when the Company transfers the goods or services to the customer and when the customer pays is equal to one year or less.

In August 2018, the FASB issued ASU No. 2018‑13, Fair Value Measurement (Topic 820): “Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. The Company will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation processes of Level 3 fair value measurements. However, the Company will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company is permitted to early adopt either the entire ASU or only the provisions that eliminate or modify the requirements.

NOTE 3 — Inventories

Inventories consisted of the following ($ in thousands):

December 31,
2017
Raw Materials	$78
Finished Goods	496
Inventories	$574

NOTE 4 — Intangible Assets

Intangible Assets

Rhofade® was acquired by the Company as part of the acquisition of legacy Allergan, Inc. Rhofade® was previously acquired by Allergan, Inc. as part of a transaction with Vicept Therapeutics. The Company valued the Rhofade® asset during the valuation period of the acquisition of Allergan, Inc. utilizing the market participant view of the asset.

Intangible assets are product rights which were acquired through the Allergan, Inc. business combination. Intangible assets consisted of the following ($ in thousands):

December 31,
Cost Basis	2017
Total definite-lived intangible assets	$434,170
Total intangibles	$434,170

December 31,
Accumulated Amortization	2017
Total intangibles	$(26,801)
Net Intangibles	$407,369

On January 19, 2017, the FDA approved Rhofade® for the topical treatment of persistent facial erythema (redness) associated with rosacea in adults. In conjunction with the approval, the Company reclassified the intangible asset related to Rhofade® from an In-process Research and Development indefinite-lived intangible asset to a Currently Marketed Product definite-lived intangible asset and began amortizing the product over its useful life. As a result of the approval, the Company paid a milestone not part of contingent liabilities to Aspect Pharmaceuticals of $1,500 thousand, which was capitalized as an intangible asset and will be amortized over the useful life of the product.

The carrying value of intangible assets is re-evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Further, the appropriateness of useful lives assigned to long-lived assets, including product rights, is continually evaluated.

Amortization expense was $26,801 thousand for the year ended December 31, 2017. Amortization expense is recorded on a straight-line basis over the useful life of the definite-lived intangible asset.

Assuming no additions, disposals or adjustments are made to the carrying value and/or useful lives of the intangible assets, annual amortization expense on intangible assets as of December 31, 2017 over each of the next five years is estimated to be as follows ($ in thousands):

Amortization Expense
2018	$28,198
2019	$28,198
2020	$28,198
2021	$28,198
2022	$28,198

The above amortization expense is an estimate. Actual amounts may change for such estimated amounts due to potential impairments, accelerated amortization or other events.

NOTE 5 — Contingent Consideration Obligations

Companies are required to use a fair value hierarchy as defined in ASC Topic 820 “Fair Value Measurement,” (“ASC 820”) which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value (“Fair Value Leveling”). There are three levels of inputs used to measure fair value with Level 1 having the highest priority and Level 3 having the lowest:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity. The Level 3 assets are those whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with significant unobservable inputs, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants.

The fair value measurement of the contingent consideration obligations is determined using Level 3 inputs and is based on a probability-weighted income approach. The payments are discounted at rates interpolated between 5.3% and 8.4% based on potential respective payment dates. As of December 31, 2017, Vicept Therapeutics may receive earnout payments of $75 million, $125 million and $175 million if annual nets sales of Rhofade® exceeded $250 million, $350 million and $500 million, respectively. The cash flows utilized in estimating the fair value of the contingent consideration obligations were based on market participant assumptions, including price and volume as well as the overall market size and demand.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2017 ($ in thousands):

	Balance as of December 31, 2016	Net transfers in to (out of) Level 3	Purchases, settlements, and other net	Net accretion and fair value adjustments	Balance as of December 31, 2017
Liabilities:
Contingent consideration obligations	$182,900	$—	$(110,000)	$(61,100)	$11,800

The Company made a $110,000 thousand payment to Vicept Therapeutics as a result of the Product receiving approval by the FDA. The net accretion and fair value adjustment of $61,100 thousand was a result of lower than expected volume growth and higher discounting experienced in late 2017 after the Product was launched.

NOTE 6 — Other

Included within selling and marketing expenses for the year ended December 31, 2017 was $4,765.3 thousand relating to the anticipated restructuring of the Company’s sales force, which occurred in January of 2018. The charges primarily related to severance for the Company’s sales force.

Included within selling and marketing expenses for the year ended December 31, 2017 was $615.7 thousand relating to sample expenses.

NOTE 7 — Concentration

The Company considers there to be a concentration risk for customers that account for 10% or more of their third-party revenues. The following table illustrates any customer which accounted for 10% or more of our annual revenues within the U.S. and the respective percentage of our revenues for which they account for:

Year ended December
31, 2017
Customers:
AmerisourceBergen Corporation	44%
McKesson Corporation	26%
Cardinal Health, Inc.	25%

NOTE 8 — Subsequent Events

The financial statements of the Company are derived from the consolidated financial statements of Allergan plc, which issued its financial statements for the year-ended December 31, 2017 on February 16, 2018. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 16, 2018. Additionally, the Company has evaluated transactions and other events that occurred through the issuance of these financial statements, December 21, 2018, for purposes of disclosure of unrecognized subsequent events.